Kimberly Jablonski V.P. and Corporate Secretary 3551 Lawrenceville Rd., Lawrence Township, NJ 08648 Tel: 609-439-6256 kimberly.Jablonski@bms.com

April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Frank Wyman and Li Xiao, Division of Corporate Finance, Office of Life Sciences

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 10, 2021
File No. 001-01136

Dear Mr. Wyman and Ms. Xiao:

This letter responds to the comment letter (the “Comment Letter”) dated December 16, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K of Bristol-Myers Squibb Company (the “Company” or “BMS”) and as discussed by the Staff with representatives of BMS in subsequent telephonic and video conversations. For the convenience of the Staff, we have reproduced in bold the text of the Staff’s comment, with the supplemental response of the Company immediately following such comment.

Form10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 53

Securities and Exchange Commission
April 6, 2022

1.
In your determination of net earnings attributable to BMS on a non-GAAP basis, you exclude “R&D charges or other income resulting from upfront or contingent milestone payments in connection with the acquisition or licensing of third-party intellectual property rights.” In this regard, your statement that “similar charges or gains were recognized in prior periods and will likely occur in future periods” appears to indicate that these R&D charges are inherently recurring in nature. Please explain the factors that you considered in concluding that exclusion of these charges complied with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Revise your non-GAAP presentation accordingly. In addition, describe how you distinguish between acquired IPR&D with an alternative future use and acquired IPR&D with no alternative future use.

We appreciate the time and attention the Staff has dedicated to this matter, including its dialogue with representatives of BMS on various occasions. In response to the Staff’s comment and as discussed with the Staff, beginning with BMS’ earnings release for the quarter ended March 31, 2022, BMS will not include adjustments for R&D charges or other income resulting from upfront or contingent milestone payments in connection with asset acquisitions or licensing of third-party intellectual property rights in presentations of its non-GAAP measures.

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If you have any questions regarding the response in this letter, please do not hesitate to contact me at 609-439-6256 or Robert Owens at 908-432-2341.

Sincerely, /s/ Kimberly Jablonski Kimberly Jablonski V.P. and Corporate Secretary

cc:	Derica W. Rice, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, M.D., Chairman of the Board & Chief Executive Officer, Bristol-Myers Squibb Company
David V. Elkins, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Karen Santiago, Senior Vice President & Controller, Bristol-Myers Squibb Company
Robert J. Owens, Vice President & Chief Accountant, Bristol-Myers Squibb Company